Exhibit 99.1

Nasdaq Notification Regarding Minimum Bid Price Requirement and
Minimum Market Value of Listed Securities

Nasdaq Notification Regarding Minimum Bid Price Requirement

SINGAPORE, May 19, 2025 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, has received a notification letter, dated May 13, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its securities was below $1.00 for a period of 32 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The notification letter has no immediate effect on the listing of the Company’s securities, and the Company’s securities continue to trade on Nasdaq under the symbol “TDTH”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until November 10, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s securities is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by November 10, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing bid price of its securities and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

Nasdaq Notification Regarding Minimum Market Value of Listed Securities

On May 13, 2025, the Company received a letter from Nasdaq indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 31 consecutive business day period from March 28, 2025 through May 12, 2025, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until November 10, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel.

The Company intends to continue to monitor its MVLS between now and November 10, 2025, and will consider the various options available to the Company if its listed securities do not trade at a level that is likely to regain compliance. There can be no assurance that the Company will be able to regain compliance with the MVLS requirement or maintain compliance with any of the other Nasdaq Capital Market continued listing requirements.

The foregoing letter has no immediate effect on the listing of the Company’s securities, which will continue to be listed and traded on Nasdaq under the symbol “TDTH”, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq Capital Market.

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in South Asia etc.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor/Media Enquiries

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: investor@tridentity.me
Phone: +1 (212) 321-0602